Exhibit 12

AMERICAN TOWER CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in thousands):

						Six Months Ended June 30,
	2010	2011	2012	2013	2014	2015
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$556,025	$506,895	$701,294	$541,749	$865,704	$390,500
Add:
Interest expense (1)	247,504	313,328	403,150	459,779	581,716	297,181
Operating leases	90,001	109,817	125,706	148,573	196,491	112,068
Amortization of interest capitalized	2,819	2,218	2,315	2,406	2,547	1,297

Earnings as adjusted	896,349	932,258	1,232,465	1,152,507	1,646,458	801,046

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense (1)	247,504	313,328	403,150	459,779	581,716	297,181
Interest capitalized	1,011	2,096	1,926	1,817	2,822	927
Operating leases	90,001	109,817	125,706	148,573	196,491	112,068

Fixed charges	338,516	425,241	530,782	610,169	781,029	410,176
Dividends on preferred stock	—	—	—	—	23,888	36,601

Combined fixed charges and preferred stock dividends	338,516	425,241	530,782	610,169	804,917	446,777

Excess in earnings required to cover fixed charges	$557,833	$507,017	$701,683	$542,338	$865,429	$390,870

Ratio of earnings to fixed charges (2)	2.65	2.19	2.32	1.89	2.11	1.95
Excess in earnings required to cover combined fixed charges and preferred stock dividends	$557,833	$507,017	$701,683	$542,338	$841,541	$354,269

Ratio of earnings to combined fixed charges and preferred stock dividends	2.65	2.19	2.32	1.89	2.05	1.79

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes and income on equity method investments, as well as fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts, premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.